EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	02/25/15
Item IDs	5.02
	8.01
Notify via Filing website Only	off
Emails	victoria.faw@bankatcity.com

Documents

8-K	form8-k.htm
	Form 8-K, NEO Base, Cash Incentive & Equity Awards
GRAPHIC	chcologo.jpg
	CHCO logo
8-K	submissionpdf.pdf
	Printable copy, Form 8-K, NEO Base, Cash Incentive & Equity Award

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
February 25, 2015



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

- Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
- Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Compensation Committee recommended, and the independent directors of the Board of Directors of City Holding Company (the "Company") approved, on February 25, 2015, base salary levels, 2014 incentive compensation and equity compensation for certain of the Company's named executive officers, including the Company's principal executive officer and the Company's principal financial officer as set forth below:

Name	Title		2015 Base Salary
Charles R. Hageboeck	President & CEO (Principal Executive Officer)	$	525,000
David L. Bumgarner	Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)	$	213,000
Craig G. Stilwell	Executive Vice President, Retail Banking	$	350,000
John A. DeRito	Executive Vice President, Commercial Banking	$	258,000
Jeffrey D. Legge	Senior Vice President, Chief Administrative Officer and Chief Information Officer	$	195,000

The schedule set forth below indicates the 2014 cash incentive compensation for each of the Company's named executive officers.

Name	Title		2014 Cash Incentive Compensation
Charles R. Hageboeck	President & CEO (Principal Executive Officer)	$	318,375
David L. Bumgarner	Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)	$	73,226
Craig G. Stilwell	Executive Vice President, Retail Banking	$	163,433
John A. DeRito	Executive Vice President, Commercial Banking	$	96,533
Jeffrey D. Legge	Senior Vice President, Chief Administrative Officer and Chief Information Officer	$	61,906

The clawback policy provides that if the Company is required to prepare an accounting restatement other than as a result of a change in accounting principles, then each executive officer must pay back the excess incentive compensation amount paid to such officer over the corrected incentive compensation payment after applying the restatement. This clawback applies to any award of cash incentive compensation paid to executive officers after December 17, 2014, and include awards for performance in 2014 and paid in 2015.

Restricted Stock.

Restricted stock was awarded to certain of the executive officers. The recipients of the restricted stock awards may vote and receive dividends on the shares, whether vested or not, but may not sell the shares or use them for collateral for any borrowing unless and until they are vested. All of the restricted stock awards are of City Holding Company Common Stock, par value $2.50. The market price on the date of grant, February 26, 2015, was $46.61 per share.

Stock Options.

Stock options were awarded to certain of the executive officers. The exercise price of all options was the market price, $46.61, as of the date of grant, February 26, 2015. All of the options awarded are exerciseable for shares of City Holding Company Common Stock, par value $2.50 per share.

The table below sets forth the number of shares of restricted stock and shares issuable upon the exercise of stock options awarded to each of the Company's executive officers:

Name	Title	Restricted Shares Awarded (#)	Stock Options Awarded (#)
Charles R. Hageboeck	President & CEO (Principal Executive Officer)	4,781	5,936
David L. Bumgarner	Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)	825	1,024
Craig G. Stilwell	Executive Vice President, Retail Banking	2,454	3,047
John A. DeRito	Executive Vice President, Commercial Banking	1,450	1,800
Jeffrey D. Legge	Senior Vice President, Chief Administrative Officer & Chief Information Officer	930	1,154

The shares of restricted stock and stock options awarded will vest in three separate annual installments of approximately 33.33% per installment on the third, fourth and fifth anniversaries of the grant date, subject further to performance-based vesting requirements. The performance-based vesting requirements are as follows:

* First Installment – the mean return on average assets of the Company (excluding merger and acquisition expenses and other nonrecurring items as determined by the Board of Directors of the Company) of the three years immediately prior to the vesting date is equal to or exceeds the median return on average assets over the 20 year period immediately preceding the vesting date of all FDIC insured depository institutions.

* Second Installment – the mean return on average assets of the Company (excluding merger and acquisition expenses and other nonrecurring items as determined by the Board of Directors of the Company) of the four years immediately prior to the vesting date is equal to or exceeds the median return on average assets over the 20 year period immediately preceding the vesting date of all FDIC insured depository institutions.

* Third Installment – the mean return on average assets of the Company (excluding merger and acquisition expenses and other nonrecurring items as determined by the Board of Directors of the Company) of the five years immediately prior to the vesting date is equal to or exceeds the median return on average assets over the 20 year period immediately preceding the vesting date of all FDIC insured depository institutions.

In the event the performance-based requirement is not met for any period, the shares of restricted stock and stock options scheduled to vest in such period shall be forfeited.

Item 8.01 Other Events.

On February 25, 2015, the Company's Board of Directors, based upon the recommendation of its Compensation Committee, approved an award of the equivalent of $25,000 of Company Common Stock, par value $2.50, to each non-employee director of the Company on December 31, 2014 and pro-rated based upon the number of months of service during the year. The market price on the date of grant, February 25, 2015, was $46.18 per share.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 3, 2015</u>   **City Holding Company**

                                                        By: <u>/s/ David L. Bumgarner</u>
                                                             David L. Bumgarner
                                                             Chief Financial Officer